GulfMark Offshore Reports
Record Revenue and Income-
Announces Acquisition of Vessel

     May 9, 2005 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced a new record in quarterly net income of $8.9 million, or $0.43 per share (diluted) for the quarter ended March 31, 2005, on the highest quarterly revenue ever achieved, $48.1 million. This compares to a net loss of ($4.9) million, or ($0.25) per share (diluted) on revenue of $31.6 million for the first quarter of 2004, before the change in accounting for dry dock expenditures. In addition, operating income of $15.1 million for the first quarter of 2005 surpassed the previous record of $11.6 million set in the third quarter of 2001, was more than double the $7.3 million for the fourth quarter of 2004 and was a vast improvement over the operating loss of ($0.1) million for the first quarter of 2004.

     The significant improvement in the first quarter of 2005, compared to the same period in 2004, was due primarily to the continued strengthening of day rates in the North Sea, the addition of two vessels and improved utilization in the North Sea and Southeast Asia. When compared to the preceding quarter (the strongest quarter in 2004), the average day rate in the North Sea increased 14.9% from $14,134 to $16,251 while utilization in the region improved from 83% in the fourth quarter of 2004 to 90% in the first quarter of 2005. Day rates and utilization in the Americas and Southeast Asia markets remained consistent over the sequential periods from the fourth quarter of 2004 through the first quarter of 2005.

     Mr. Bruce Streeter, President and COO of the Company, commented on the record results for the quarter: "We are now seeing the benefits of the newbuild vessel program we began four and a half years ago. The addition of the new vessels, the acquisition of the Highland Citadel in December of 2004 and the repositioning of certain vessels over the last several years all were critical factors in generating the significant turnaround in our earnings. The significant increase in day rates and utilization in the North Sea are a reflection of the increase in oil and gas exploration expenditures by our customers in that region and across the other major oil and gas basins worldwide. We have noted and are pleased to see growing interest in deepwater projects and harsh environment areas around the world. Our strategic positioning of our vessels in these regions will allow us to take advantage of this markedly improved oil service market. The outlook for the remainder of 2005 is encouraging as we see increasing rig demand and lengthening rig contracts, some now extending well into the period 2006 - 2007. In addition, the number of North Sea construction projects slated for the 2005 and 2006 construction seasons will support strong demand for vessels. These factors, when combined with an increasing demand for equipment in other exploration and production regions of the world, especially deepwater units, afford some visibility for the future of the offshore support vessel market. We anticipate that this will result in a continuing strong market throughout the balance of 2005 and into 2006."

GulfMark Offshore, Inc.
Press Release
May 9, 2005

     "We are currently in the process of mobilizing two vessels, which have just been completed in Singapore, to Mexico where they will begin five-year contracts at the end of the second quarter. In addition, we have recently signed a purchase agreement for a new 5,150 BHP, 60 Ton Bollard Pull AHTS (anchor handling towing supply vessel) currently being constructed in China at a cost below $10.0 million. This vessel is due to deliver in the second half of 2005 and will be deployed to the Southeast Asia market where there is a growing requirement for newer, more technologically advanced vessels. The Company also has a first right of refusal on an identical vessel which is due to deliver late in 2005 or early in 2006. The addition of this new vessel is part of the evolution of our Southeast Asia fleet. This vessel, in addition to the units previously transferred to the region, will enhance and expand our capacity to meet customer needs in Southeast Asia."

     GulfMark will hold a conference call to discuss the earnings with analysts, investors and other interested parties at 11:00 A.M. EDT/10:00 A.M. CDT on Monday, May 9, 2005. Those interested in participating in the conference call should call 866/332-8507 (816/650-2807, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio web cast at http://www.vcall.com. A telephonic replay of the conference call will be available for 4 days, starting approximately 1 hour after the completion of the call, and can be accessed by dialing 800/252-6030 (international calls should use 402/220-2491) and entering access code 41127008.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-four (54) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, and the Americas.

Contact:             Edward A. Guthrie, Executive Vice President
                             E-mail: Ed.Guthrie@GulfMark.com
                             (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
May 9, 2005

OPERATING RESULTS
(in 000's except per share amounts)

	Three Months Ended March 31,
	--------------------------------------------
	2005	2004
	----------------	----------------
Revenues	$48,066	$31,559
Direct operating expenses	19,156	18,615
Drydock expenses	1,549	2,725
Bareboat charter expense	381	837
General and administrative expenses	4,716	3,076
Depreciation expense	7,198	6,421
	----------------	----------------
Operating Income (Loss)	15,066	(115)

Interest expense, net of interest income	(4,722)	(4,110)
Other expense	(1,036)	(95)
	----------------	----------------
Income (loss) before income taxes	9,308	(4,320)
Income tax provision	(381)	(571)
	----------------	----------------
Income (loss) before cumulative effect of change in accounting principle	8,927	(4,891)
Cumulative effect on prior years of change in accounting principle − net of $773 related tax effect	−	(7,309)
	----------------	----------------
NET INCOME (LOSS)	$8,927	$(12,200)
	===========	===========
EARNINGS PER SHARE:
Basic - before cumulative effect of change in an accounting principle	0.45	(0.25)
Cumulative effect on prior years of change in accounting principle	−	(0.36)
	----------------	----------------
Net income (loss)	0.45	(0.61)

Diluted - before cumulative effect of change in accounting principle	0.43	(0.25)
Cumulative effect on prior years of change in accounting principle	−	(0.36)
	----------------	----------------
Net income (loss)	0.43	(0.61)

Weighted average common shares	19,998	19,933
Weighted average diluted common shares	20,567	19,933

Revenue by Region (000's)
North Sea based fleet	$38,460	$22,579
Southeast Asia based fleet	4,457	4,566
Americas based fleet	5,149	4,414

Rates Per Day Worked
North Sea based fleet	$16,251	$10,400
Southeast Asia based fleet	5,744	5,046
Americas based fleet	11,653	12,600

Overall Utilization %
North Sea based fleet	90.0%	73.8%
Southeast Asia based fleet	89.7%	86.5%
Americas based fleet	99.8%	97.0%

Average Owned or Chartered
North Sea based fleet	30.3	31.0
Southeast Asia based fleet	10.0	12.0
Americas based fleet	5.0	4.0
	----------------	----------------
Total	45.3	47.0
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